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WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE TSX: WEF

WFP ANNOUNCES COMPLETION OF RIGHTS OFFERING

March 9, 2006 – Duncan, British Columbia. Western Forest Products Inc. (TSX: WEF) today announced that it has completed its rights offering, which was announced on November 10, 2005. A total of approximately 127 million subscription receipts have been subscribed for by rightholders for proceeds of approximately $210 million. The subscription receipts will be issued on March 16, 2006.

At the time of closing of the previously announced acquisition of Cascadia Forest Products Inc. (“Cascadia”), each subscription receipt will be automatically exchanged for one Western common share. The acquisition of Cascadia is subject to regulatory review, including by the Canadian Competition Bureau, and is currently expected to close by the end of this month.

Pursuant to a standby purchase agreement with Western, Tricap Management Limited (“Tricap”) will subscribe for approximately 51 million common share subscription receipts not otherwise purchased by rightholders under the rights offering at a price of $1.65 per subscription receipt, which subscription is expected to close on March 16, 2006. As such, a total of approximately 179 million subscription receipts will have been issued as of March 16, 2006 for aggregate proceeds of $295 million.

If the exchange of subscription receipts would result in a holder or group of holders beneficially owning or controlling 50% or more of Western’s common shares, Western may, at its option, permit the exchange of that portion of the subscription receipts owned by such holder(s) that would result in such holder(s) beneficially owning or controlling 49% of the common shares. The balance of the subscription receipts held by such holder(s) will remain outstanding until Western has amended its articles to create a new class of non-voting shares. Provided this amendment is approved by Western’s common shareholders, the subscription receipts held by such holder(s) will be exchanged for non-voting shares.

Subscription funds will be refunded to investors if the Cascadia acquisition does not close by May 10, 2006, or if either the Cascadia acquisition agreement or the debt facilities arranged by Tricap are terminated.

The net proceeds from the rights offering will be used to fund the acquisition of Cascadia and to provide additional working capital.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

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Western Forest Products
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 20 countries worldwide. Following the completion of Western’s previously announced acquisitions of Cascadia Forest Products Ltd. and Tree Farm License 37, both of which are subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. With the closure of Western’s Squamish pulp mill on March 9, 2006, Western has now exited the pulp business.

Cascadia Forest Products
Cascadia is a leading Canadian producer of high value, high quality wood products harvested from sustainably managed forests in Coastal B.C. for customers worldwide. The largest Crown tenure holder and one of the largest lumber producers on the coast, Cascadia has an experienced workforce of approximately 2,000 and offices in Japan, Australia and China focused on producing predominantly appearance and specialty applications for customers worldwide. The company is a wholly-owned subsidiary of Brookfield Asset Management (NYSE/TSX:BAM), an asset management company focused on property, power and infrastructure assets.

Forward Looking Statements
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form, under the “Risk Factors” section of Western’s Form 20-F/A and under the “Risk Factors” section of the prospectus identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO